Exhibit 12

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine Months Ended September 28, 2002

(Unaudited)

(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$3,920	$3,920
Provision for income taxes	934	934
Minority interest in net earnings of consolidated affiliates	73	73

Earnings before provision for income taxes and minority interest	4,927	4,927
Fixed charges:
Interest	7,176	7,176
One-third of rentals	235	235

Total fixed charges	7,411	7,411

Less interest capitalized, net of amortization	(29)	(29)

Earnings before provision for income taxes and minority interest, plus fixed charges	$12,309	$12,309

Ratio of earnings to fixed charges	1.66

Preferred stock dividend requirements		$ 41
Ratio of earnings before provision for income taxes to net earnings		1.24

Preferred stock dividend factor on pre-tax basis		51
Fixed charges		7,411

Total fixed charges and preferred stock dividend requirements		$7,462

Ratio of earnings to combined fixed charges and preferred stock dividends		1.65

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.

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